FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2017

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 11 October 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam dated 11th October, 2017

Unilever PLC Launches Offer for All Preference Shares in Unilever N.V.

Exhibit 99

UNILEVER PLC LAUNCHES OFFER FOR ALL PREFERENCE SHARES
IN UNILEVER N.V.

•	PUBLICATION OF OFFER MEMORANDUM AND POSITION STATEMENT
•	ACCEPTANCE PERIOD COMMENCES ON 12 OCTOBER 2017 AND ENDS ON 25 OCTOBER 2017
•	STATUTORY BUY-OUT PROCEEDINGS TO BE INITIATED FOLLOWING COMPLETION OF OFFER

London/Rotterdam, 11 October 2017 – Following the initial announcement by Unilever on 9 August 2017, Unilever Corporate Holdings Nederland B.V. (the “Offeror”), a wholly-owned subsidiary of Unilever PLC, today launches a recommended, unconditional and irrevocable partial cash offer for (depositary receipts of) all 6% and 7% cumulative preference (sub)shares (together the “Preference Shares”) in the capital of Unilever N.V. (the “Offer”). The acceptance period for holders of Preference Shares to tender their Preference Shares commences on 12 October 2017 at 9:00 hours CET and ends on 25 October 2017 at 17:40 hours CET (the “Acceptance Period”). Upon completion of the Offer, the Offeror will initiate statutory buy-out proceedings in order to acquire the remaining Preference Shares.

Further details of the Offer

The Offeror is making the Offer subject to the terms and conditions and restrictions set forth in the offer memorandum published today (the “Offer Memorandum”). Holders of Preference Shares who tender their Preference Shares will be paid in consideration for each Preference Share validly tendered and transferred under the Offer the amount set out in the table below:

Type of Preference Share			ISIN code	Nominal value (EUR)	Offer price (EUR)
6% cumulative preference subshares			NL0000388742	42.86	307.80
7% cumulative preference shares	7% cumulative preference (whole) shares		NL0000388726	428.57	3,262
	7% cumulative preference subshares	depositary receipts for 7% cumulative preference subshares	NL0000388684	42.86	326.20
		7% cumulative preference subshares for which no depositary receipts are issued	N/A

The offer price will be paid in cash, without interest and withholding of taxes, and is cum dividend.

The offer price represents a premium of 264% to the closing price per 6% cumulative preference subshare and a premium of 288% to the closing price per 7% cumulative preference subshare on 8 August 2017, being the day prior to the initial announcement of the Offer on 9 August 2017.

Background and rationale of the Offer

As announced on 9 August 2017, the Offer represents an important step towards simplification of Unilever's capital structure and improving corporate governance by strengthening the link between economic interest and voting rights for shareholders.

NN Investment Partners B.V. and ASR Nederland N.V. have each irrevocably committed to tender all Preference Shares held by them under the Offer. Consequently, upon completion of the Offer, the interests held by the Offeror will represent at least 97% of the outstanding Preference Shares.

Upon completion of the Offer, the Offeror will initiate statutory buy-out proceedings in order to acquire any remaining Preference Shares and terminate the listing of the Preference Shares on Euronext Amsterdam.

Unanimous recommendation of the board of Unilever N.V.

The board of Unilever N.V. fully supports the Offer and unanimously recommends the Offer to the holders of the Preference Shares for acceptance, as set out in the separate position statement which is available as of today and contains the information required by the Dutch offer rules in connection with the Offer (the “Position Statement”).

Cancellation of treasury Preference Shares

Consistent with the rationale of the Offer, Unilever N.V. intends to cancel all Preference Shares currently held by it in treasury, except for ten 6% cumulative preference subshares and one 7% cumulative preference share which it will hold on to for purposes of preventing a potential delay of the statutory buy-out proceedings that could otherwise occur.

Indicative timetable

The Acceptance Period commences on 12 October 2017 at 9:00 hours CET and ends on 25 October 2017 at 17:40 hours CET. No later than three business days after the end of the Acceptance Period, the Offeror will publicly announce that it declares the Offer unconditional (het bod gestand doen).

When the Offer is declared unconditional, the Offeror will announce a post-acceptance period of one week in order to enable the holders of Preference Shares who did not tender their Preference Shares during the Acceptance Period to tender their Preference Shares under the same terms and conditions as applicable to the Offer.

Settlement of the Offer will take place no later than five business days after the Offer has been declared unconditional and no later than five business days after the end of the post-acceptance period.

Further information

This announcement contains selected, condensed information regarding the Offer and does not replace the Offer Memorandum and/or the Position Statement. Holders of Preference Shares are advised to review the Offer Memorandum and Position Statement in detail and to seek independent advice where appropriate to reach a balanced judgment in respect of the Offer.

The Offer Memorandum and Position Statement are available for downloading on the website of Unilever (www.unilever.com/investor-relations/unilever-shares/about-shares/). Copies thereof are also available free of charge via Unilever N.V., the Exchange Agent and the Administrative Tender Agent:

Exchange Agent ABN AMRO Bank N.V. Corporate Broking (HQ7050) Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands corporate.broking@nl.abnamro.com +31 (0)20 344 2000	Administrative Tender Agent SGG Financial Services B.V. Hoogoorddreef 15 1101 BA Amsterdam The Netherlands registerunilever@sgggroup.com +31 (0)20 5222 555	Unilever N.V. Weena 455 3013 AL Rotterdam The Netherlands shareholders.services@unilever.com +44 (0)20 7822 5500

Notice to U.S. holders of Preference Shares

The Offer will be made in reliance on the exemption from certain requirements of Rule 13e-4 under the U.S. Securities Exchange Act of 1934 provided by Rule 13e-4(h)(8) thereunder, and otherwise in accordance with the requirements of U.S. and Dutch law. Accordingly, the Offer will be subject to Dutch disclosure and other procedural requirements, including, with respect to the offer timetable, extensions of the Acceptance Period and timing of payments that are different from those applicable under U.S. tender offer procedures and laws. U.S. investors are therefore advised to review the Offer Memorandum and the Position Statement in detail and to seek independent advice where appropriate. The Offer Memorandum and the Position Statement will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form CB.

Unilever contacts

For more information, please contact:

Louise Phillips Senior Global Media Relations Manager +44 7825 049 151 Louise.Phillips@unilever.com	Fleur van Bruggen Communications Director Unilever Benelux +31 (0)6 1500 8293 Fleur-van.Bruggen@unilever.com

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This is a joint press release by Unilever Corporate Holdings Nederland B.V., Unilever PLC and Unilever N.V. pursuant to the provisions of Section 10 Paragraph 3 and Section 20 Paragraph 2 in conjunction with Section 18 Paragraph 3 of the Netherlands Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft) in connection with the recommended public offer by Unilever Corporate Holdings Nederland B.V. for all Preference Shares in the capital of Unilever N.V. This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in Unilever N.V. Any offer will be made only by means of an offer memorandum specifically published for this purpose on the terms and conditions set forth therein, and subject to the applicable rules and regulations in the Netherlands. This announcement is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

The distribution of this press release may in some countries be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Unilever disclaims any responsibility or liability for the violation of any such restrictions by any person. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Neither Unilever, nor any of their advisors assumes any responsibility for any violation by any person of any of these restrictions. Any holder of Preference Shares in Unilever N.V. who is in any doubt as to his position should consult an appropriate professional advisor without delay.

Cautionary Statement regarding Forward-Looking Statements

This announcement may contain forward-looking statements. Words such as ‘will’, ‘intends’, or the negative of these terms and other similar expressions and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions. They are not historical facts, nor are they guarantees of future performance.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Unilever Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Unilever Group are described in Unilever Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.

This announcement contains inside information in relation to the Preference Shares in Unilever N.V. This is a public announcement pursuant to section 17 paragraph 1 of the European Market Abuse Regulation (596/2014).